Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended June 30,
	2006	2005
	(in thousands, except for ratios)
Earnings
Pretax income from continuing operations before equity in pretax earnings (loss) of unconsolidated affiliates	$13,355	$20,194
Fixed charges (net of interest capitalized)	18,596	19,271
Distribution of earnings from unconsolidated affiliates	512	8,760

Total Earnings	$32,463	$48,225

Fixed Charges and Preference Dividends
Interest expense	$18,151	$18,808
Interest capitalized	—	355
Amortization of premiums, discounts, and debt issuance costs	445	463

Total Fixed Charges	18,596	19,626
Dividends on convertible perpetual preferred stock (pretax)	5,617	—

Total Fixed Charges and Preference Dividends	$24,213	$19,626

Ratio of Earnings to Fixed Charges	1.75	2.46

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	1.34	2.46

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